MARION CAPITAL HOLDINGS, INC. AND MUTUAL FIRST FINANCIAL, INC.

       ANNOUNCE THE FORMATION OF A STRATEGIC ALLIANCE IN NORTHEAST INDIANA

Marion, Indiana - June 8, 2000--Marion Capital Holdings, Inc. (Nasdaq: MARN) ("Marion") and Mutual First Financial, Inc. (Nasdaq: MFSF) ("Muncie"), announced today a definitive agreement to merge their respective holding companies and banking operations in a strategic affiliation to form a northeast Indiana franchise with total assets of $740 million and deposits of $500 million. Upon the completion of the merger, Marion Capital Holdings, Inc. will be merged into the recently renamed holding company Mutual First Financial, Inc. and First Federal Savings Bank of Marion will be merged into Mutual Federal Savings Bank. The combined banking operation will have a total of 16 branch locations throughout the counties of Delaware, Grant, Kosciusko, and Randolph and will be called Mutual Federal Savings Bank.

     This strategic alliance will combine two bank operations, which geographically compliment each other with no direct overlap. As a result, all branches will remain open and all other current operations performed in Marion will continue with the exception of the accounting function, which will be transferred to Muncie.

     The agreement provides that the shareholders of Marion will receive 1.862 shares of Muncie common stock for each Marion common share in a tax-free exchange. Muncie will issue approximately 2.6 million shares of stock to complete the merger, which will be accounted for under the purchase method of accounting. MFSF will make an application to the Office of Thrift Supervision to repurchase as many shares as possible to offset those shares being issued to MARN shareholders. Following the merger, the former Muncie and Marion shareholders will own approximately 70% and 30% of the combined company, respectively. The merger, which has been unanimously approved by the Boards of Directors of both Marion and Muncie, is valued at approximately $27 million based on the market price of Muncie common stock as of the close of trading on June 7, 2000. Based on the June 7, 2000 market price of Muncie common stock, the exchange ratio results in an implied price for each Marion share of approximately $20.16.

     The transaction is expected to be accretive to the combined companies' earnings per share and to both of the companies on an individual basis, in the first full year of operations. The earnings accretion will result from the synergies resulting in pre tax cost savings of approximately $1.2 million, or 6.9% of the combined operating expenses. Management believes that this transaction should significantly enhance the combined companies' earnings per share growth rate.

     Muncie's Board of Directors will be comprised of four directors from Marion and seven directors from Muncie. Steven L. Banks, the current President and Chief Executive Officer of Marion, will serve as Senior Vice President & Chief Operating Officer of Grant County, and he will be one of the four directors joining the Mutual Board of Directors. The other three Marion directors that will be joining the Muncie board are John M. Dalton, Jon R. Marler and Jerry D. McVicker.

     Banks said, "We believe the transaction will be beneficial to our shareholders, customers, employees and the communities we serve. Marion and Muncie complement each other extraordinarily well. The affiliation enhances our strategy for increasing shareholder value, market expansion, and product diversification. Marion customers will continue to receive the same high quality of service they have become accustomed to from the same people that they have put their trust in through the years."

     R. Donn Roberts, President and Chief Executive Officer of Muncie, summarized the announcement, "This transaction fits our existing strategy perfectly. In conjunction with our mutual to stock conversion in December 1999, we had embarked on a series of efforts designed to expand Muncie's retail franchise. As a combined entity, we will be stronger than either company individually with an opportunity for further expansion. The transaction enhances the earnings momentum and capital growth that existed for both of us before the merger."

     Both men observed that the combined company will be well capitalized, with an equity to asset ratio in excess of 16%. The combined company will continue the strategy of market expansion while focusing on integrating the products and services offered by both companies throughout the branch network. In addition to market expansion, the structure of the transaction using the purchase method of accounting will leave intact the ability to enhance shareholder value through stock repurchase programs.

     The merger is expected to be completed before the end of calendar 2000, subject to regulatory approval and approval by Marion and Muncie shareholders.

     Marion Capital Holdings, Inc., headquartered in Marion, Indiana, with 3 branch offices, had $199 million in assets and $129 million in deposits as of March 31, 2000. Mutual First Financial, Inc., headquartered in Muncie, Indiana, with 13 branch offices, had $547 million in assets and $379 million in deposits as of March 31, 2000.


     FORWARD LOOKING STATEMENTS

     When used in this press release or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "significantly" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Marion and Muncie wish to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made, and to advise readers that various factors including regional and national economic conditions, changes in levels of market interest rates, credit risks of lending activities and competitive and regulatory factors could affect the combined banking operations' financial performance and could cause the combined companies' actual results for future periods to differ materially from those anticipated or projected.

     Marion and Muncie do not undertake, and specifically disclaim, any obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

     Muncie will be filing a Registration Statement on Form S-4 concerning the merger with the Securities and Exchange Commission ("SEC"), which will include the joint merger proxy statement / prospectus that will be mailed to shareholders. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge, when filed, at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Muncie will be available free of charge from the Secretary of Muncie at 110 East Charles Street, Muncie, Indiana, 47305, telephone (765) 747-2800. Documents filed with the SEC by Marion will be available free of charge from the Secretary of Marion at 100 West Third Street, Marion, Indiana, 46952, telephone (765) 664-0556. INVESTORS SHOULD READ THE JOINT MERGER PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. Copies of all recent proxy statements and annual reports are also available free of charge from the respective companies by contacting the company secretary.

     Marion and Muncie and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Merger. INFORMATION ABOUT THE PARTICIPANTS MAY BE OBTAINED THROUGH THE SEC'S WEBSITE FROM THE DEFINITIVE PROXY STATEMENT FILED WITH THE SEC ON MAY 24, 2000 WITH RESPECT TO MUNCIE AND THE DEFINITIVE PROXY STATEMENT FILED WITH THE SEC ON SEPTEMBER 14, 1999 WITH RESPECT TO MARION.

CONTACTS:        Mutual First Financial, Inc.
                 R. Donn Roberts
                 President & Chief Executive Officer
                 Phone: (765) 747-2800

                 Marion Capital Holdings, Inc.
                 Steven L. Banks
                 President & Chief Executive Officer
                 Phone: (765) 664-0556

================================================================================
                           MutualFirst Financial, Inc.
                                        &
                          Marion Capital Holdings, Inc.

                               SYNOPSIS OF MERGER

                                  JUNE 8, 2000
================================================================================

     These investor materials contain forward-looking statements that involve risk and uncertainty. It should be noted that a variety of factors could cause the combined company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the combined company's forward-looking statements.

     The risks and uncertainties that may affect the operations, performance, development, growth projections and results of the combined company's business include, but are not limited to, the growth of the economy, interest rate movements, timely development by the combined company of technology enhancements for its products and operating systems, the impact of competitive products, services and pricing, customer based requirements, Congressional legislation, acquisition cost savings and revenue enhancements and similar matters. Readers of this report are cautioned not to place undue reliance on forward-looking statements which are subject to influence by the named risk factors and unanticipated future events. Actual results, accordingly, may differ materially from management expectations.

[GRAPHIC: MAP AND DIAGRAM OF BRANCHES OF MARION CAPITAL HOLDINGS, INC. AND MUTUAL FIRST FINANCIAL, INC.]

Transaction Benefits
================================================================================

/ /  STRATEGIC ALLIANCE:

     . Creates a Northeast Indiana franchise with total assets of $740 million and deposits of $508 million

     . Positions "new" franchise to continue growth in NE Indiana to a greater extent than either company can do individually

     . Creates ability to provide strong retail products to a broader customer base

     .  Branch systems complement each other with no direct overlap


/ /  FINANCIAL:

     .  Accretive to GAAP & cash earnings per share of both companies

     .  Maintains strong capital position for future growth

     . Purchase accounting provides flexibility to maintain stock repurchases u Increases liquidity of shares

     .  Generates pre-tax cost savings of approximately $1.2 million

     . Both companies have a diversified asset mix with less reliance on single family residential loans than traditional thrifts

Description of Marion (MARN)
================================================================================

 .    Headquartered  in Marion,  Indiana,  the Company  provides various lending, deposit and other financial services to retail and commercial customers in Indiana. The Company has 3 branch offices located in Marion and Gas City Indiana.

 .    A summary of the bank's balance sheet and earnings  performance as of March
     31, 2000 is as follows:

                                              (000s)
                Total Assets:                $ 199,194
                Loans, net:                    164,735
                Securities:                      2,972
                Deposits:                      129,474
                Total Equity:                   31,612
                Equity to Assets:               15.87%
                LTM Earnings                     2,565
                LTM EPS                         $ 1.82
                LTM ROE:                         7.85%

Description of Muncie (MFSF)
================================================================================

 .    Headquartered in Muncie, Indiana, the bank operates 13 banking locations in
     Delaware, Randolph, and Kosciusko counties in Indiana. The bank primarily originates single family residential and consumer loans in addition to commercial loans.

 .    A summary of the bank's balance sheet and earnings  performance as of March
     31, 2000 is as follows:

                                                    (`000s)
                   Total Assets:                  $ 547,395
                   Loans, net:                      450,300
                   Securities:                       44,289
                   Deposits:                        378,879
                   Total Equity:                     97,812
                   Equity to Assets:                 17.87%
                   Earnings (Quarter) (1):            1,508
                   EPS (Quarter):                    $ 0.28
                   ROE (Qtr. Ann.):                   6.17%


(1) Represents the first full quarter following their mutual to stock conversion

STRONG NORTHEAST INDIANA MARKET SHARE
================================================================================

Dollars in thousands
Deposit Data & Market Share Information is as of June 30, 1999
Source:  SNL Securities, L.P.


                                                        TOTAL         MARKET
     COUNTY                   INSTITUTION              DEPOSITS       SHARE % *
     ------                   -----------              --------       ---------

     Delaware                    MFSF                  $ 271,944       20.17%

     Grant                       MARN                    131,202       19.60

     Kosciusko                   MFSF                     80,237       10.84

     Randolph                    MFSF                     32,107       10.60




* Reflects deposits of commercial banks and thrifts

DESCRIPTION OF STRATEGIC ALLIANCE TRANSACTION
================================================================================

EXCHANGE RATIO:     Fixed exchange ratio of 1.862 shares of MFSF for each
                    MARN share. Based on exchange ratio, 2.6 million shares will be issued to MARN shareholders.

VALUE:              The aggregate deal value approximates $27 million.

OWNERSHIP:          MFSF 70% / MARN 30%

MANAGEMENT:         Chairman & CEO: R. DONN ROBERTS, MUNCIE
                    Senior VP & Chief Operating Officer of Grant County:
                    STEVE BANKS, MARION

BOD REPRESENTATION: 7 MFSF members / 4 MARN members

ACCOUNTING /
STOCK PERCENTAGE:   Purchase Accounting; 100% Stock

STRONG BALANCE SHEET COMPOSITION
================================================================================
Estimated March 31, 2000 Pro Forma Balance Sheet
($ in thousands)

                                                                    Estimated
                               MFSF                MARN             Pro Forma
--------------------------------------------------------------------------------
Assets                       $547,395            $199,194            $741,245

Loans, net                    450,300             164,735             615,035

Investments                    44,289               2,972              47,261

Deposits                      378,879             129,474             508,353

Borrowings                     61,558              32,352              93,909

Tangible Capital               96,404              30,988             123,860

Approximate Market
Capitalization (Millions)       $63.0               $21.6               $90.4

Tangible Capital /
Assets                          17.6%               15.6%               16.7%

Shares Outstanding          5,819,611           1,357,554           8,347,377

================================================================================

EPS ACCRETION
================================================================================
($ in thousands, except for per share data )


                                                       Annualized
                                                        Projected
                                                          Income
                                                       ----------

MFSF projected net income                                 $5,900
MARN projected net income                                 $2,300
                                                          ------
  Total projected net income                              $8,200

Cost Savings, after tax ($1.2 million pre tax)              $684
Purchase and other accounting adjustments                    $27
                                                          ------

Proforma Net Income                                       $8,911
                                                          ======


MFSF EPS Accretion                                           2.5%

MARN EPS Accretion                                          24.7%

COST SAVINGS ANALYSIS
================================================================================
($ in thousands)


                              Non Interest Expense


          Salaries & Benefits                            $473
          Data Processing                                 171
          Annual Depreciation Costs                       192
          Elimination of Goodwill Expense                 113
          Other                                           297
                                                       ------
          Total                                        $1,246
                                                       ======


Estimated Pre-tax Merger and Restructuring Charges of $2.25mm

Note: Purchase accounting adjustments will result in the elimination of the current goodwill amortization expense.